# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gossamer Bio, Inc., CIK 0001728117
CUSIP: 38341P102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 06/29/2026
Amends the filing with accession number 0001104659-26-073089
Filed by CIK 0001009268
Persons authorized to receive notices and communications: D. E. Shaw & Co., L.P., Legal & Compliance, Two Manhattan West, 375 Ninth Ave., 52nd Floor, New York, New York (NY), 10001, 212-478-0000

## Reporting persons
- D. E. Shaw Valence Portfolios, L.L.C. (CIK 0001294704): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 38,362,468; sole dispositive power 0; shared dispositive power 38,362,468; aggregate amount beneficially owned 38,362,468 (7.8% of the class)
- D. E. Shaw & Co., L.L.C. (CIK 0001277502): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,242,495; sole dispositive power 0; shared dispositive power 40,242,495; aggregate amount beneficially owned 40,242,495 (8.2% of the class)
- D. E. Shaw & Co., L.P. (CIK 0001009268): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 40,630,726; sole dispositive power 0; shared dispositive power 40,630,726; aggregate amount beneficially owned 40,630,726 (8.3% of the class)
- David E. Shaw (CIK 0001023870): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,630,726; sole dispositive power 0; shared dispositive power 40,630,726; aggregate amount beneficially owned 40,630,726 (8.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Gossamer Bio, Inc.
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121
Comment:
Introductory Note:
This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is filed by and on behalf of each of the Reporting Persons to amend and supplement the Schedule 13D related to the Common Shares of the Issuer previously filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on June 11, 2026 (the "Initial Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Initial Schedule 13D. Except as provided herein, each Item of the Initial Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Initial Schedule 13D is hereby amended and restated as follows:

(a) - (b) Based upon the Issuer's definitive proxy statement, filed with the SEC on June 9, 2026, there were 488,846,722 Common Shares issued and outstanding as of June 5, 2026. Common Shares are beneficially owned by Valence, Cogence, and certain funds under the management of DESIM, including Common Shares in the name of DSIF. Each of Valence, Cogence, DESIM, and DSIF is a Delaware limited liability company and has its business address and principal office at Two Manhattan West, 375 Ninth Avenue, 52nd Floor, New York, NY 10001.

The 38,362,468 Common Shares beneficially owned by Valence (the "Valence Shares") represent approximately 7.8% of the outstanding Common Shares. The 1,878,827 Common Shares beneficially owned by Cogence (the "Cogence Shares") represent approximately 0.4% of the outstanding Common Shares. The 389,431 Common Shares under the management of DESIM (the "DESIM Shares"), including the 1,200 Common Shares beneficially owned by DSIF (the "DSIF Shares"), represent approximately 0.1% of the outstanding Common Shares.

Valence has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares. Cogence has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Cogence Shares. DESIM has the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the DESIM Shares.

DESCO LP, as the investment adviser of Valence, Cogence, and as the managing member of DESIM, which in turn is the investment adviser of DSIF, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 40,630,726 Common Shares.

DESCO LLC, as the manager of Valence, Cogence, and DSIF may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 40,242,495 Common Shares.

As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of 40,630,726 Common Shares.

As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 40,242,495 Common Shares.

None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of any Common Shares.

Dr. Shaw does not own any Common Shares directly. By virtue of Dr. Shaw's position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the investment adviser of Valence, Cogence, and as the managing member of DESIM, which in turn is the investment adviser of DSIF, and by virtue of Dr. Shaw's position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the manager of Valence, Cogence, and DSIF, Dr. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 40,630,726 Common Shares as described above constituting 8.3% of the outstanding Common Shares, and, therefore, Dr. Shaw may be deemed to be the beneficial owner of such Common Shares. David E. Shaw disclaims beneficial ownership of any Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Initial Schedule 13D is hereby amended and supplemented as follows:

See Item 5(a) of Amendment No. 1 to the Initial Schedule 13D.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Initial Schedule 13D is hereby amended and supplemented as follows:

Schedule I to Amendment No. 1, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares by the Reporting Persons and/or any affiliates of the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Initial Schedule 13D is hereby amended and supplemented as follows:

To the best of the Reporting Persons' knowledge, no person other than the Reporting Persons or their affiliates has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the 40,630,726 Common Shares, except for such rights and powers as the corresponding investors in Valence, Cogence, and funds under the management of DESIM shall possess.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.1 - Schedule I (Transactions in the Securities of the Issuer During the Past Sixty Days)

Exhibit 99.2 - Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 99.3 - Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 99.4 - Joint Filing Agreement, by and among the Reporting Persons, dated July 1, 2026.

Exhibit 99.5 - Transaction Support Agreement with the Issuer, dated May 18, 2026, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on May 18, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000036/goss-20260518xexx101xtsa.htm)

Exhibit 99.6 - Form of Voting Agreement, dated May 18, 2026, incorporated by reference herein to Exhibit 10.2 to the Form 8-K filed by the issuer on May 18, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000036/goss-20260518xexx102xformo.htm)

Exhibit 99.7 - Indenture governing Senior Secured First Lien Convertible Notes due 2030, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on June 5, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000045/goss-20260604xexx101inde.htm)

Exhibit 99.8 - Purchase Warrant Agreement, dated June 4, 2026, incorporated by reference herein to Exhibit 10.3 to the Form 8-K filed by the issuer on June 5, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000045/goss-20260604xexx103warr.htm)

## Signatures
- D. E. Shaw Valence Portfolios, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (07/01/2026)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (07/01/2026)
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (07/01/2026)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (07/01/2026)